UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 13)*

                             Advanced Medical, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  00754 C 10 1
                                 (CUSIP Number)

                              Barry D. Shalov, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                         114 West 47th Street, 20th Floor
                             New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                December 4, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
//.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
 amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of   Pages
                   List of Exhibits is on Page

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                            SCHEDULE 13D

CUSIP No. 00754 C 10 1                    Page 2 of    Pages


1     NAME OF REPORTING PERSON
            Jeffry M. Picower

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         See Items 2 and 6 hereof.
                                                (a) /x/
                                                (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                           //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            2,277,764.905

8     SHARED VOTING POWER
           27,966,612.67

9     SOLE DISPOSITIVE POWER
            2,277,764.905

10    SHARED DISPOSITIVE POWER
           27,966,612.67

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            30,244,377.575

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       71.16%

14    TYPE OF REPORTING PERSON*
            IN

                          SCHEDULE 13D

CUSIP No. 00754 C 10 1                   Page 3 of    Pages


1     NAME OF REPORTING PERSON
            Decisions Incorporated

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          See Items 2 and 6 hereof.
                                               (a) /x/
                                               (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER
            -0-

8     SHARED VOTING POWER
           27,966,612.67

9     SOLE DISPOSITIVE POWER
            -0-

10    SHARED DISPOSITIVE POWER
           27,966,612.67

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           27,966,612.67

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.80%

14    TYPE OF REPORTING PERSON*
            CO

                 SCHEDULE 13D - AMENDMENT NO. 9


     This statement ("Statement") constitutes Amendment No. 13 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 7, 1989 (the "Original Filing"), as amended by (i) Amendment No. 1 (the "First Amendment") filed with the Commission on June 5, 1989; (ii) Amendment No. 2 (the "Second Amendment") filed with the Commission on May 18, 1990; (iii) Amendment No. 3 (the "Third Amendment") filed with the Commission on March 1, 1991; (iv) Amendment No. 4 (the "Fourth Amendment") filed with the Commission on April 12, 1991; (v) Amendment No. 5 (the "Fifth Amendment") filed with the Commission on November 27, 1991; (vi) Amendment No. 6 (the "Sixth Amendment") filed with the Commission on April 12, 1993; (vii) Amendment No. 7 (the "Seventh Amendment") filed with the Commission on January 4, 1994,
(viii) Amendment No. 8 (the "Eighth Amendment") filed with the Commission on June 29, 1994; (ix) Amendment
No. 9 filed  with the  Commission  on August  19,  1994
(the "Ninth Amendment"); (x) Amendment No. 10 filed with the Commission on September 14, 1994 (the "Tenth Amendment"); (xi) Amendment No. 11 filed with the Commission on October 26, 1994 (the "Eleventh Amendment"); and (xii) Amendment No. 12 filed with the Commission on February 3, 1995 (the "Twelfth Amendment"), concerning the common stock, par value $.01 per share ("Common Stock"), of Advanced Medical, Inc., a Delaware corporation (the "Issuer"). The Original Filing, the First Amendment, the Second Amendment and the Third Amendment were filed on behalf of Jeffry M. Picower, April C. Freilich and Decisions Incorporated, a Delaware corporation ("Decisions"). The Fourth Amendment, the Fifth Amendment, the Sixth Amendment, Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, and the Twelfth Amendment were, and this Statement is, filed on behalf of Mr. Picower, Ms. Freilich, Decisions and JA Special Limited Partnership, a Delaware limited partnership ("JA Special", and collectively with Mr. Picower, Ms. Freilich and Decisions, "Registrants").

     This Statement hereby amends the Items identified below, or the particular paragraphs of such Items which are identified below, to reflect the execution of a letter agreement between Mr. Picower and the Issuer.

Item 3.     Source and Amount of Funds or Other Consideration

            Item 3 is hereby amended to add the following:

            As more fully described in Item 4, the funds used by Decisions for the $25,000,000 loan to the Issuer under the Note (as hereinafter defined) were derived from the working capital of Decisions.


Item 4.     Purpose of the Transaction

            Item 4 is hereby amended to add the following:

            On October 12, 1995,  Decisions  Incorporated,
a corporation wholly owned by Picower ("Decisions") agreed to lend and on December 4, 1995 loaned to the Issuer the principal amount of $25,000,000 (the "Loan"), and, in exchange, the Issuer issued to Decisions a promissory note (the "Note"), a copy of which is attached hereto as Exhibit 26 and incorporated herein by reference. The Note provides, among other things, that: (i) interest on the principal amount of the Loan shall accrue at a rate of 7% per annum;
(ii) interest on the principal amount of the $25,000,000 Note shall be due and payable on October 11, 1996 and thereafter on June 30 and December 31 of each calendar year; (iii) principal (together with accrued and unpaid interest thereon) shall be payable on January 4, 2001;
(iv) the  Issuer's  obligations  under the  $25,000,000
Note shall be secured by a first priority security interest in all of the Corporation's assets, subject to certain senior liens previously granted to General Electric Capital Corporation ("GECC"), provided, however, that until such time as the Issuer has obtained GECC's consent, the first priority security interest will not apply to assets of the Issuer on which GECC has a lien; and (v) the principal portion of the $25,000,000 Note may be, at the option of the holder, converted into up to 9,523,809 shares of the Corporation's common stock, par value $.01 per share, at a conversion price of $2.625 per share, subject to anti-dilution protection, which was the closing price of the Common Stock on the day immediately prior to the date on which Decisions agreed to provide the Loan.

      The source of the funds, used by Decisions to extend the Loan to the Issuer was Decisions working capital.

Item 5.     Interest in Securities of the Issuer

            Item 5(a) is hereby amended to add the
following:

            (a) As of the close of business on December 4, 1995, Registrants may be deemed to have direct beneficial ownership of the following amounts of Common Stock:

                                                Approximate
                                              Percentage of
Name              Number of Shares              Outstanding
Shares(1)

Mr. Picower         2,277,764.905(2)                   5.36%


-------------------------------

(1) The percentage of outstanding shares of Common Stock calculated is based upon the number of shares of Common Stock outstanding on October 13, 1995 (the "Common Stock Outstanding") (i.e., 14,069,261), as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the fiscal period ended September 30, 1995. For purposes of calculating the percentages of outstanding shares of Common Stock owned by Mr. Picower, Decisions and JA Special the shares of Common Stock issuable upon conversion of their respective holdings of Convertible Preferred
Stock were added to the Common Stock Outstanding. Also included in such calculation with respect to Decisions were the 6,030,151 shares of Common Stock which are issuable to Decisions upon conversion of a promissory note owned by Decisions (the "$6,000,000 Note"), the 10,534,846 shares of Common Stock which are issuable to Decisions upon conversion of a promissory note owned by Decisions (the "6,500,000 Note"), and the 9,523,809 shares of Common Stock which are issuable to Decisions upon conversion of the Note.

(2) For purposes of calculating the number of shares of Common Stock of which Mr. Picower, Decisions and JA Special are the direct beneficial owners, an additional 141,401.905 shares of Common Stock, 25,720.158 shares of Common Stock and 115,386.513 shares of Common Stock, respectively, were included in such calculations. Such additional amounts of Common Stock are issuable upon the conversion by such persons of their respective holdings of the Issuer's convertible preferred stock, par value $.01 per share ("Convertible Preferred Stock"). Also included in such calculation with respect to Decisions were the 6,030,151 shares of Common Stock which are issuable to Decisions upon conversion the $6,000,000 Note, the 10,534,846 shares of Common Stock which are issuable to Decisions upon conversion of the 6,500,000 Note, and the 9,523,809 shares of Common Stock which are issuable to Decisions upon conversion of the Note.

Decisions            27,494,125.1582                  64.69%
JA Special              472,487.5132                   1.11%
Ms. Freilich                1,000                    less than 0.1%

            Mr. Picower may, by virtue of his controlling shareholder interest in Decisions and his position as the sole director of Decisions, be deemed to beneficially own (as contemplated by Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended) the shares of Common Stock of which Decisions and JA Special possess direct beneficial ownership. Ms. Freilich may, by virtue of her position as President of Decisions, be deemed to beneficially own (as contemplated by Rule 13d-3) the shares of Common Stock of which Decisions and JA Special possess direct beneficial ownership. Decisions may, by virtue of its position as general partner of JA Special be deemed to beneficially own (as contemplated by Rule 13d-3) the shares of Common Stock of which JA Special possesses direct beneficial ownership. Mr. Picower, Ms. Freilich and Decisions disclaim beneficial ownership of such shares for all other purposes.


Item 6.     Contracts, Arrangements, Understandings
            or Relationships With Respect to
            Securities of the Issuer

            Item 6 is hereby amended to add the following:

            As more fully described in Item 4, the Issuer issued the Note to Decisions.


Item 7.  Material to be Filed as Exhibits

Exhibit 26.       Promissory Note dated as of              At Page ___
                  October 12, 1995, issued to
                  Decisions.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995



                                    /s/  Jeffry M. Picower
                                       Jeffry M. Picower



                                    /s/  April C. Freilich
                                       April C. Freilich


                                    DECISIONS INCORPORATED



                                    By: /s/ April C. Freilich
                                           April C. Freilich
                                           President


                                    JA SPECIAL LIMITED PARTNERSHIP


                                    By:  Decisions Incorporated
                                          General Partner


                                    By: /s/ April C. Freilich
                                           April C. Freilich
                                           President